05038733

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.......12.00	

SEC FILE NUMBER
14900

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Muriel Siebert & Co., Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Muriel F. Siebert — (212)644-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As EISNER LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Muriel F. Siebert and Joseph Ramos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc. ,as of December 31 , 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. Employed by the Company.

Muriel F. Siebert
Signature

Title

Signature

EVP : CFO
Title

Kathryn Anne Napodano
Notary Public

[redacted]RYN ANNE NAPOD
[redacted] Public, State of New
No. 01NA4856753
Qualified in Nassau County
...ission Expires June 30, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURIEL SIEBERT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (a wholly owned subsidiary of Siebert Financial Corp.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 16, 2005

With respect to Note B
February 22, 2005

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	**$ 26,001,000**
Cash equivalents - restricted	**1,300,000**
Receivable from clearing broker	**2,371,000**
Investment in and advances to investee	**3,653,000**
Furniture, equipment and leasehold improvements, net	**1,305,000**
Receivable from parent and affiliate	**3,749,000**
Prepaid expenses and other assets	**1,163,000**
Intangibles, net	**1,267,000**
Deferred taxes, net	**338,000**
	$ 41,147,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	**7,153,000**
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	**1,000**
Additional paid-in capital	**10,099,000**
Retained earnings	**23,919,000**
Less 94 shares of treasury stock, at cost	**(25,000)**
	33,994,000
	$ 41,147,000

See notes to statement of financial condition

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Muriel Siebert & Co., Inc. (the "Company"), a wholly owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account.

[2] Security transactions:

Security transactions, commissions, revenues and expenses are recorded on a trade date basis. The Company clears all its security transactions through an unaffiliated clearing firm on a fully disclosed basis. Accordingly, the Company does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firm, which is highly capitalized. Marketable securities are valued at market value.

[3] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

[4] Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Cash equivalents - restricted:

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which Siebert is obligated to lend to Siebert Brandford, Shank & Co. ("SBS") on a subordinated basis. Any outstanding amounts under the note bear interest at 8% per annum and are repayable on August 31, 2006.

[8] Investment in and advances to investee:

The Company's 49% investment in SBS, including advances of $56,000, is accounted for on the equity method. Summarized financial data of SBS for 2004 is as follows: Total assets of $12,326,000, total liabilities of $4,881,000, including subordinated liabilities of $1,200,000, total members' capital of $7,444,000, revenue of $17,222,000 and net income of $3,494,000.

[9] Intangible assets:

Intangible assets consist of acquired customer brokerage accounts, which are being amortized on a straight-line basis over their estimated useful lives of three and five years.

NOTE B - INTUIT LAWSUIT UPDATE:

Siebert filed a lawsuit against Intuit, Inc. ("Intuit"), in New York State Supreme Court on September 17, 2003 (the "Intuit Lawsuit"), seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. A motion by Intuit to stay the lawsuit and require that the dispute be submitted to arbitration was denied in a decision of the Supreme Court dated January 7, 2004. Intuit's motion to reargue the Court's decision was denied by the Court in a decision dated June 7, 2004. Intuit appealed both decisions to the Appellate Division of the Supreme Court. By a unanimous decision and order dated October 28, 2004, the Appellate Division affirmed the lower Court's January 7, 2004 decision, denying Intuit's motion to compel arbitration and stay litigation. By further order of the Appellate Division dated January 4, 2005, Intuit's motion for reargument or for leave to appeal to the Court of Appeals was denied. On February 7, 2005, Intuit made a motion directly to the Court of Appeals for leave to appeal to that Court from the Appellate Division's order of October 28, 2004. Intuit's motion and Siebert's answering papers were submitted to the Court of Appeals for decision on February 22, 2005. By further application to the Court of Appeals on February 16, 2005, Intuit sought a stay of proceedings in the Supreme Court pending the hearing and determination of Intuit's motion for leave to appeal.

The Court of Appeals decided on February 18, 2005 not to hear Intuit's application for a stay. While there was no Order from the Court of Appeals, Siebert's Counsel received telephonic notification from the Chief Motion Clerk that the Appeals Judge to whom Intuit's Order to Show Cause was presented refused to sign such Order.

In addition, Intuit has also moved in the Supreme Court, on February 4, 2005, to dismiss five of the six causes of action asserted by Siebert in the Intuit Lawsuit.

Siebert's answering papers and Intuit's reply papers on that motion are scheduled to be submitted to the Supreme Court by March 30, 2005.

NOTE C - INTANGIBLES, NET

The cost to acquire certain retail discount brokerage accounts amounted to $2,938,000 (including $400,000 in 2004) and is being amortized over periods from three to five years. At December 31, 2004, the unamortized balance is $1,267,000.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENT, NET

Furniture, equipment and leasehold improvements, at cost, consist of the following:

Equipment	$ 3,071,000
Leasehold improvements	533,000
Furniture and fixtures	150,000
	3,754,000
Less accumulated depreciation and amortization	(2,449,000)
	$ 1,305,000

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2004, the Company had net capital of approximately $16,904,000, which was approximately $16,654,000 in excess of required net capital. The Company claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2004 settled with no material adverse effect on the Company's statement of financial condition.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

As previously disclosed, Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing"). Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should be returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit. Siebert has decided not to commence proceedings against Pershing at the present time. As a result, Siebert has charged the $1,500,000 advance to Pershing to income in the fourth quarter of 2004.

In August 2004, Siebert participated as an underwriter in the Google, Inc. initial public offering. To participate as an underwriter, the lead investment banks (the "Banks") requested that each underwriter provide the Banks with a $25 million letter of credit on behalf of Siebert in favor of the Banks. To obtain the letter of credit, Siebert entered into a temporary subordinated loan agreement with NFS. On August 6, 2004, Siebert entered into a Letter of Credit for $25 million and terminated the letter of credit and paid the temporary subordinated loan agreement with NFS on September 15, 2004.

The Company rents office space under long-term operating leases expiring in various periods through 2009. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year	Amount
2005	$ 850,000
2006	792,000
2007	375,000
2008	369,000
2009	180,000
	$ 2,566,000

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2004.

The Company executed a demand note payable agreement in favor of SBS in the amount of $1,200,000 collateralized by $1,300,000 of cash equivalents, which are reported as cash equivalents - restricted. This obligation is not included in the Company's statement of financial condition because it has not been drawn down by SBS.